NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the following securities issued by Bank of America Corporation (the 'Company') from listing and registration on the Exchange upon the effective date of this Form 25:

Market-Linked Step Up Notes Linked to the S&P 500 Index, due November 26, 2012 (suspended: 11/26/2012) symbol: BSQ

Market Index Target-Term Securities Linked to the Dow Jones Industrial Average, due May 31, 2013 (suspended: 5/31/2013) symbol: MBL

Market Index Target-Term Securities Linked to the S&P 500 Index, due July 26, 2013 (suspended: 7/26/2013) symbol: MKF

Market Index Target-Tern Securities, Linked to the S&P 500 Index, due September 27, 2013 (suspended: 9/27/2013) symbol: MLA

This action is being taken pursuant to the provisions of Rule 12d2-2(a)(2), as NYSE Regulation has been notified that the issuer has liquidated the securities listed above. Accordingly, trading in each issue was suspended before the opening on the dates specified above.